EX-2.1

                    ASSET PURCHASE AGREEMENT

     This Asset Purchase Agreement dated July 13, 2006 ("Agreement"), is made by and between ECONALYTIC SYSTEMS, INC., a Colorado corporation ("Seller"), and ENERTECK CORP., a Delaware corporation ("Buyer"). Each of Seller and Buyer may hereinafter be referred to as a "Party" and collectively as the "Parties".

     WHEREAS Seller owns certain proprietary information and rights relating to products which contain a certain iron-based chemical compound (the "Key Chemical") that can be added to diesel fuel to increase the efficiency of a diesel engine, and is engaged in the business (the "Business") of product development, proof of performance testing, regulatory approval development and manufacturing with respect to those certain diesel motor vehicle fuel additives known as EC5805A and EC5931A which are registered with the United States Environmental Protection Agency ("EPA") under 40 CFR Part 79;

     WHEREAS, pursuant to that certain Exclusive Market Segment Development Agreement entered into by the Parties on September 7, 2001 (the "Exclusive Market Segment Development Agreement"), Seller previously granted Buyer a license to market and sell the EC5805A and EC5931A products;

     WHEREAS Buyer wishes to acquire, and Seller wishes to sell, all of Seller's rights with respect to the liquid diesel motor vehicle fuel additives known asEC5805A and EC5931A products (collectively, the "Additives"), as well as Seller's rights to certain property items, including intellectual property items, associated with the Additives; and

     WHEREAS Seller wishes to retain, and Buyer does not wish to acquire, the remainder of Seller's business (the "Retained
Business");

     NOW, THEREFORE, in consideration of the mutual promises and commitments of the Parties set forth herein and other good and valuable consideration, the Parties agree as follows:

1. Purchase and Sale. Upon the terms and subject to the conditions set forth herein, Seller agrees to, and hereby does, sell, assign and transfer to Buyer on the Closing Date (as defined in Section 4 below), and Buyer agrees to, and hereby does, purchase and assume from Seller, all of Seller's right, title and interest in and to all those assets used in or relating to the Business (other than the Excluded Assets), specifically the following (the "Purchased Assets"):

     (a) the proprietary formulas for the Additives known as EC5805A and EC5931A and for any Catane liquid product that is or was also known as EC5805A or EC5931A as set forth on the List of Registered Diesel Additives maintained by the EPA and identified on Schedule 1.1(a) (collectively, the "Formulas"), regardless of whether such products are currently being manufactured, marketed or sold, including specifically but without limitation any product with a component of DuPont FOA11 or its components;

     (b) the identity and description of each component of each Formula, including without limitation the Key Chemical, and all information regarding the source of the components of the Formulas other than the Key Chemical;

     (c) all documents, data and information exclusively relating to the Formulas and to products incorporating the Formulas (the "Products"), in any format or media;

     (d) all test information, documentation, data and results (the "Test Data") performed or obtained by or for Seller or any affiliate of Seller, and filed or submitted to the EPA in support of Seller's registration of the Products and the grant to Seller of manufacturing rights for the Products, and all other test information, documentation, data and results pertaining to the Products or Additives performed or obtained by or for Seller or any affiliate of Seller, whether or not such test information has been submitted to the EPA, including without limitation those certain printed and electronic reports and files of data, analysis and summary presentations identified in
          Schedule 1.1(d);

     (e) those certain analytical protocols (the "Analytical Protocols") required to analyze the Products, the Key Chemical, and other components thereof, to qualify the Additives for use for or in diesel applications, as well as the "Performance Statistical Analysis Procedure", consisting of the proof of performance statistical analysis procedure that is applicable to diesel engine and other applications as well as all enabling details necessary for Buyer to apply and use the procedure, subject to Section 9(e) hereof;

     (f) all contracts pertaining to the Formulas (the "Contracts"), including without limitation all manufacturing agreements, supply agreements, licenses, sales representative agreements, reseller and distributor agreements, if any, that pertain to the manufacture, marketing and sale of Products or which are reasonably necessary for Buyer to manufacture, market and sell Products, in each case as listed in
          Schedule 1.1(f) hereto; provided that the parties acknowledge and agree that Seller's contract with Seller's supplier of the Key Chemical shall not be a "Contract" and is not being sold or assigned hereunder;

     (g) all materials, in any format or media, used for or materially related to the manufacture, marketing or sale of Products, and all reports, data, analysis, presentations, manuscripts, catalogues, brochures, photographs, graphs and charts relating materially to the Formulas or the Products;

     (h) all computer program source code, object code, documentation and technical manuals materially relating to the Test Data, the Analytical Protocols, or the Performance Statistical Analysis Procedure, or otherwise materially related to the Formulas or Products, and all copyrights and any and all other intellectual property rights or proprietary rights and information associated exclusively with any and all of the foregoing, subject to Section 9(e) hereof;

     (i) all copyrights, trademarks, service marks, trade names and other intellectual or proprietary rights, including with limitation common law rights, exclusively relating to the Formulas or Products, including those specifically identified in Schedule 1.1(i);

     (j) all sales support and promotional materials, advertising materials and production, sales and marketing records exclusively relating to the Formulas or the Products;

     (k) all customer lists and records, sales data and records as such may exclusively pertain to the Formulas or the Products, as identified on Schedule 1.1(k); and

     (l) all books, records and files exclusively pertaining to the Formulas or the Products.

2. Excluded Assets. Notwithstanding anything in this Agreement to the contrary, assets of the Seller that are not set forth in
     Section 1 (the "Excluded Assets"), including, without limitation, the following assets, shall be excluded from, and shall not constitute, the Purchased Assets:

     (a) all software, licenses, contracts, trademarks, trade names, logos, imprints and all other intellectual property not exclusively related to the Formulas or Products;

     (b) all assets, both tangible and intangible, not used exclusively by Seller in connection with the Business or the Products;

     (c)  the trademarks "Thermoboost" and "Thermoboost II";

     (d)  Seller's contract with Seller's supplier of the Key
          Chemical; and

     (e) all of Seller's rights under this Agreement, including without limitation all post-Closing rights described below.

3. Liabilities Assumed by Buyer. On the Closing date, Buyer shall assume, perform and discharge when due the following liabilities (the "Assumed Liabilities"):

     (a) all liabilities and obligations of Seller which arise after the Closing Date under the terms of the Contracts; and

     (b) all liabilities and obligations arising in respect of Formulas and Products manufactured or sold by Buyer on or after the Closing Date.

4. Closing. The closing of the transactions contemplated herein (the "Closing") shall take place at the office of counsel for Buyer, Farnsworth & vonBerg, LLP, 333 North Sam Houston Parkway, Suite 300, Houston, Texas, on or before June 30, 2006 (the "Closing Date"). At the Closing, Seller will execute and deliver to Buyer a "Bill of Sale", in the form of Exhibit A attached hereto, which shall evidence the sale, assignment, transfer and delivery of the Purchased Assets to Buyer, as well as such other documents as are referenced herein.

5.   Consideration.
     (a) The purchase price for the Purchased Assets (the "Purchase Price") shall be Three Million Dollars ($3,000,000), payable as follows: (i) One Million Dollars ($1,000,000) will be paid at Closing by cashier's check or wire transfer, and (ii) the remaining Two Million Dollars ($2,000,000), evidenced by a promissory note in the form attached hereto as Exhibit B (the "Note"), which (a) shall bear interest each month at a rate of 4% per annum, compounded monthly, and which shall be paid in four (4) annual payments of Five Hundred Thousand Dollars ($500,000) plus accumulated interest to that date on each anniversary of the Closing (each a "Payment Due Date") until the Purchase Price is paid in full, and (b) may be prepaid at any time at a price equal to the principal then outstanding plus interest accrued thereon, without the payment of any prepayment premium, fee or penalty. To secure the debt represented by the Note, Buyer will execute and deliver to Seller a Security Agreement in the form attached hereto as Exhibit C and incorporated herein by reference.

     (b)  The   Purchase  Price  shall  be  allocated  among  the
          tangible and intangible assets as set forth in Schedule
          5(b).

6. Seller's Representations. For the purposes hereof, "to Seller's knowledge" as used in the following representations and warranties refers exclusively to matters within the best knowledge of Jack Kracklauer after reasonable inquiry (for purposes hereof, the phrase "reasonable inquiry" means the level of inquiry that a reasonable seller of the Purchased Assets would undertake). Seller represents and warrants to the best of Seller's knowledge to Buyer as follows:

     (a) Seller is a corporation, duly organized, validly existing and in good standing under the laws of the State of Colorado and all jurisdictions in which it is doing business or has facilities, and has all requisite power and authority and all material authorizations, licenses and permits and governmental authorizations necessary to own and operate the Purchased Assets and to conduct the Business as now conducted.

     (b) Seller has full legal right, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement have been duly approved by all necessary action of Seller. This Agreement has been duly authorized, executed and delivered by Seller and constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

     (c) Seller is the owner of the Purchased Assets and, as of the Closing, Seller will own good and marketable title to the Purchased Assets, free and clear of all liens and encumbrances, except for liens for sales and personal property taxes not yet due.

     (d)  Each of the Contracts set forth on Schedule 1.1(f) is
          (i) in full force and effect and (ii) a valid and binding obligation of, and enforceable in accordance with its terms against each of the parties thereto, except as may be limited by bankruptcy, moratorium, insolvency or other similar laws generally affecting the enforcement of creditors' rights. No party to any of the Contracts (i) has provided any notice to Seller of its intent to terminate, (ii) has threatened to terminate or (iii) is in breach under any provision thereof. Seller is not in breach or default under any of the Contracts and has fully complied with all material provisions of each such Contract.

     (e) Neither the execution and delivery of this Agreement nor the consummation or performance of the transactions contemplated by this Agreement will, directly or indirectly, (i) contravene, conflict with or result in a violation or breach of any law, or (ii) contravene, conflict with or result in a violation or breach of any Contract or any agreement with any third party, or result in the imposition or creation of any encumbrance of any kind or nature whatsoever upon or with respect to any of the Purchased Assets, or result in the restriction of full and unfettered ownership and use of the Purchased Assets by Buyer.

     (f) Seller is not required to give any notice or obtain any consent from any person or entity in connection with the execution and delivery of this Agreement or the consummation or performance of any of the transactions contemplated by this Agreement.

     (g) Schedule 1.1(f) contains an accurate and complete list, and Seller has delivered to Buyer accurate and complete copies, of each and every contract that relates, directly or indirectly, to the Purchased Assets or the Business other than Seller's contract with Seller's supplier of the Key Chemical. Other than Seller's contract with Seller's supplier of the Key Chemical, there is no contract related to the Purchased Assets or the Business, including without limitation any manufacturing agreement, supply agreement, license, sales representative agreement, reseller or distributor agreement, that pertains to the manufacturing, marketing or sale of the Formulas and Products or which is reasonably necessary for Buyer to manufacture, market and sell the Formulas and Products, which is not listed on Schedule 1.1(f). It is acknowledged and agreed by the Parties that Seller's contract with Seller's supplier of the Key Chemical shall not be a Contract, as defined above, is not being sold or assigned hereunder and will not be listed on Schedule 1.1(f).

     (h) Seller owns and has the right to use all the intellectual property (the "Intellectual Property") included in the Purchased Assets. Seller is not obligated to pay any royalty or other fee to any licensor or other third party with respect to the Intellectual Property. The Intellectual Property does not infringe or conflict with any rights of any third party, and no third party has any interest in the Intellectual Property or in the Purchased Assets.

     (i) Seller is not a party to nor is Seller threatened with, any litigation or judicial, administrative or arbitration proceeding, which, if decided adversely against Seller, could restrict or delay the consummation of the transactions contemplated hereby or have a material adverse effect upon the transactions contemplated hereby or upon the Purchased Assets. Seller is in compliance in all material respects with all applicable federal, state and local laws, rules, regulations and orders relating to its business.

     (j) Seller has not paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the Agreement or the transactions contemplated hereby for which Buyer would be responsible.

7. Buyer's Representations. Buyer represents and warrants to Seller as follows:

     (a) Buyer is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware and all jurisdictions in which it is doing business or has facilities.

     (b) Buyer has full legal right, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement have been duly approved by all necessary action of Buyer. This Agreement has been duly authorized, executed and delivered by Buyer and constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

     (c) Buyer is not a party to nor is it threatened with, any litigation or judicial, administrative or arbitration proceeding, which, if decided adversely against Buyer, could restrict or delay the consummation of the transactions contemplated hereby or have a material adverse effect upon the transactions contemplated hereby or upon the Purchased Assets.

     (d) Buyer has not paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the Agreement or the transactions contemplated hereby for which Buyer would be responsible.

8.   Additional Covenants.

     (a)  License Agreements.

          (i) Thermoboost License Agreement. At the Closing, Buyer and Seller shall execute and deliver a License Agreement (the "Thermoboost License Agreement"), substantially in the form attached hereto Exhibit D, pursuant to which Buyer shall
               grant   Seller   a  non-exclusive,   fully   paid,
               perpetual,       non-revocable,      royalty-free,
               assignable license, with the right to sublicense, to manufacture, market and sell that certain product known as "Thermoboost II", which has the same chemical formulation as one of the Additives and which is exclusively for use in home heating oil, and to use the Analytical Protocols solely in connection therewith and in connection with the Retained Business. The Seller further agrees not to disclose any of the intellectual property subject to such License Agreement to any third parties that have not agreed to keep such intellectual property confidential on the same terms as set forth herein.

               (ii) Performance Statistical Analysis Procedure License Agreement. At the Closing, Buyer and Seller shall execute and deliver a License Agreement (the "Performance Statistical Analysis Procedure License Agreement"), substantially in the form attached hereto Exhibit E, pursuant to which Buyer shall grant Seller a non-exclusive, fully paid, perpetual, non-revocable, royalty-free, assignable, license, with the right to sublicense, to use the Performance Statistical Analysis Procedure in connection with the Retained Business.

     (b) Grouping of Test Data. Seller agrees and covenants that, upon the Closing, Buyer shall be permitted to use the Test Data for all purposes, including for the purpose of seeking a manufacturing registration for the Products. At the Closing, Seller shall execute and send to EPA, with a copy to Buyer, a letter granting to Buyer full access to and use of the Test Data filed with the EPA specifically to facilitate the registration of Buyer as an additive manufacturer.

     (c) Relabeling Rights. The Parties acknowledge that Seller has previously granted Buyer the right to operate as a relabeler of the Products and Buyer has obtained a registration under the EPA in connection with the relabeling of the Products. Seller hereby grants such relabeling rights to Buyer, its affiliates and successors, on a permanent basis, without any further consideration or payment due from Buyer.


     (d) Termination of Exclusive Market Segment Development Agreement. Upon the Closing hereunder, the Exclusive Market Segment Development Agreement shall terminate and be of no further force or effect. Notwithstanding any language therein to the contrary, all rights and obligations of each of the Seller and Buyer under the Exclusive Market Segment Development Agreement shall terminate upon the Closing as well. Such termination shall be effective automatically as of the Closing hereunder and shall take effect without any further action or acceptance by the Board of Directors of the Buyer or Seller or any other person.


9.   Post-Closing Rights and Covenants.

     (a) Nonsolicitation Agreement. Seller agrees, covenants and undertakes that for five (5) years after the Closing of this transaction, Seller will not, in any manner whatsoever, for any purpose or in any place, hire away or contract with, or attempt to hire away or contract with, or induce, coerce, counsel, solicit or entice, any employee employed by Buyer on such date or employed at any time in the preceding (18) months, to leave his or her employment with Buyer, nor shall Seller during such period directly or indirectly cause, suggest, recommend, solicit, entice or command any other individual or entity to so do, on behalf of Seller or on behalf of any other individual or entity. The parties acknowledge and agree that this Section 9(a) shall not apply to any general solicitation for employees by Seller aimed at the general marketplace for personnel qualified to be employed with Seller, for example through the internet or any publication, even though such solicitation may be received by an employee of Buyer.

     (b) Noncompetition Agreement. Seller agrees, covenants and undertakes that for five (5) years after the Closing of this transaction, Seller will not, directly or indirectly, own, manage, operate, join, control, be employed by, or participate in ownership, management, operation, or control of or be connected in any manner with any person, partnership, association, corporation, or other organization, whether located within the United States of America or anywhere abroad, engaged in the business of researching, developing, manufacturing, marketing or selling products intended to improve the fuel efficiency of heavy duty diesel engines. It is specifically acknowledged that the covenants contained in this paragraph are an integral part of the consideration for this transaction. The parties acknowledge that they have made a good faith effort to write and enter into a covenant not to compete that will be enforceable in accordance with its terms under the laws of the State of Texas. Seller acknowledges that the limitation on its ability to compete with Buyer is fair to Seller and that sufficient consideration has been given therefor. The parties further acknowledge that the recovery of monetary damages may be insufficient to protect Buyer in the event of a breach of this Agreement by Seller and that Buyer shall be entitled to injunctive or other equitable relief in the event of a breach. Seller waives any requirement for the posting of a bond in connection with obtaining any such injunctive or other equitable relief. Nothing contained in this Agreement shall be construed as prohibiting Buyer from pursuing any other remedies available to Buyer for breach or threatened breach hereunder, including recovery of damages at law from Seller. The parties acknowledge and agree that the provisions of this Section 9(b) shall not prohibit Seller from owning up to 1% of any company that engages in any activity described herein and whose securities are publicly traded on a stock exchange such as but not limited to the New York Stock Exchange.

     (c) Assistance in Obtaining Registration. Seller covenants that it will use its commercially reasonable efforts to promptly and fully respond to all requests of Buyer for cooperation and assistance in obtaining such rights and registrations, including a manufacturing registration under the regulations of the EPA, as may be necessary or helpful to enable and allow Buyer to manufacture, market and sell the Products; provided that any reasonable out-of-pocket expenses incurred or to be incurred by Seller in providing such assistance shall be paid in advance by Buyer.

     (d)  Supply of Products; Supply of Key Chemical.

               (i) Supply of Products. To permit Buyer to continue to use the relabeling rights described in
          Section 8(c) hereof, until such time as Buyer obtains a manufacturing registration under the EPA, Seller agrees and covenants to use its commercially reasonable efforts to supply the Products to Buyer on Seller's standard terms and conditions, as such may be changed from time to time at Seller's sole discretion, conditioned only upon Buyer's submission of orders with a four-month lead time for delivery and Seller's ability to obtain the Key Chemical and other necessary components of the Products to fill such orders using its commercially reasonable efforts, at a price calculated by the following formula: (a) the price set forth on Seller's price list for the Key Chemical, as such may be changed from time to time at Seller's sole discretion, plus (b) 1.2 multiplied by (i) Seller's cost for all other components of the Products, plus
          (ii) Seller's cost for all blending, formulation and other manufacturing processes that may be used in manufacturing the Products, plus (iii) all handling, shipping and other transportation costs incurred by Seller to provide the Products to Buyer.

               (ii) Supply of Key Chemical. Until such time as Buyer obtains a manufacturing registration under the EPA, Seller agrees and covenants to use its commercially reasonable efforts to supply the Key Chemical to Buyer, at the price set forth on Seller's then-current price list and on Seller's then-current standard terms and conditions, conditioned only upon Buyer's submission of orders with a four-month lead time for delivery and Seller's ability to obtain the Key Chemical to fill such orders using its commercially reasonable efforts.

     (e) Confidentiality. Each Party, on behalf of itself, its affiliates, its officers, directors, shareholders and employees, acknowledges that the value of the Purchased Assets and Excluded Assets to Buyer and Seller, respectively, depends upon the strict confidentiality of the Formulas, of all information comprising the Purchased Assets and Excluded Assets, and of all other confidential or proprietary information related to any part of the Purchased Assets or Excluded Assets or to the Seller's customers, suppliers, vendors, investors, partners, or other third parties relating directly or indirectly to the Purchased Assets or Excluded Assets that cannot be obtained readily by the public
          (collectively the "Confidential Information").   Each
          Party, on behalf of itself and its affiliates, its officers, directors, shareholders and employees, covenants and agrees that it will not, except as contemplated hereunder, at any time, use, publish, disclose, appropriate or communicate, directly or indirectly, any Confidential Information. Each Party understands the importance of this obligation of confidentiality to the other Party and acknowledges that the use or disclosure of Confidential Information could be damaging to the other Party or its business operations, particularly if such disclosure is by or to a competitor, customer or vendor of such other Party. It is expressly agreed and understood that Seller may disclose Confidential Information (i) for the purpose of permitting a party that is a customer of Seller purchasing products from Seller (a "Product Customer"), and its agents and representatives, to evaluate the effectiveness of such products or, (ii) to a party that is purchasing or evaluating the purchase of all or substantially all of a division or the entirety of Seller's business (a "Qualified Purchaser"), and its agents and representatives, provided that such Product Customer or Qualified Purchaser, and, in each instance, its agents and representatives to which Confidential Information is disclosed, has agreed to keep the Confidential Information confidential on the same terms as set forth herein. Each Party agrees and acknowledges that any actual or threatened breach of this Section 9(e) will cause the other Party irreparable harm and that under such circumstances such other Party shall be entitled immediately to secure equitable and injunctive relief, without the need to post a bond, to enjoin such actual or threatened breach.

     (f)  Observation Rights.

           (i) In connection with the meetings of Buyer's board of directors (the "Board"), Buyer shall provide observation rights to one representative designated by Seller (the "Observer").


           (ii) The Observer shall have the right to be given notice of meetings of the meetings of the Board at the same time as the directors, respectively, and to observe and participate in such meetings (but not to vote); provided, however, that (i) failure to give notice of a meeting as required hereby shall in no way affect the validity of such meeting or any action taken at such meeting, and (ii) the Observer may be excluded from any Board meeting or portion of such a meeting (A) if necessary, upon the advice of the Buyer's legal counsel, to preserve the attorney-client privilege, or (B) at which the Board is solely discussing business matters that are wholly internal to Buyer that may not be reasonably foreseen to directly or indirectly affect Seller or Seller's rights under this Agreement or the agreements and instruments referenced herein.


          (iii)     The rights of the Seller pursuant to this
               Section 9(f) shall be effective for so long as any amounts payable to the Seller under the Note remain unpaid.

10.  Indemnities.

     (a) Seller shall indemnify and hold harmless Buyer, and all of Buyer's affiliates, and each of their respective directors, officers, employees and agents and the successors and assigns of any of the foregoing (collectively, the "Buyer Indemnified Parties") from and against all losses, liabilities, obligations, claims, demands, damages, penalties, settlements, causes of action, costs and expenses, including, without limitation, actual costs paid in connection with an Indemnified Party's investigation and evaluation of any claim or right asserted against such party and all reasonable attorneys' fees and court costs (collectively, "Indemnifiable Losses") that may be imposed on, incurred by or asserted against any of them by a person not a party to this Agreement ("Third Person") caused by (i) breach by Seller of any of its representations or warranties made herein or in Exhibits A, D or E hereto; (ii) breach or non-fulfillment of any covenant or agreement to be performed by Seller under this Agreement or under Exhibits A, D or E hereto; and (iii) liability or obligation of Seller related to the Purchased Assets and not assumed by Buyer pursuant to the terms of this Agreement.

     (b) Buyer shall indemnify and hold harmless Seller, and all of Seller's affiliates, and each of their respective directors, officers, employees and agents and the successors and assigns of any of the foregoing (collectively, the "Seller Indemnified Parties") from and against all Indemnifiable Losses that may be imposed on, incurred by or asserted against any of them by a Third Person caused by (i) breach by Buyer of any of its representations or warranties made herein or in Exhibits B or C hereto; (ii) breach or non-fulfillment of any covenant or agreement to be performed by Buyer under this Agreement or under Exhibits B or C hereto; or (iii) liability or obligation of Seller assumed by Buyer pursuant to the terms of this Agreement.

     (c) Each Party, on behalf of itself and its respective Buyer Indemnified Parties or Seller Indemnified Parties (each such person, an "Indemnitee"), agrees to provide the indemnifying Party prompt written notice of any action, claim, demand, discovery of fact, proceeding or suit (collectively, a "Claim") for which such Indemnitee intends to assert a right to indemnification under this Agreement; provided, however, that failure to give such notification shall not affect each applicable Indemnitee's entitlement to indemnification (or the corresponding indemnifying Party's indemnification obligations) hereunder except to the extent that the indemnifying Party shall have been prejudiced as a result of such failure. The indemnifying Party shall have the initial right (but not obligation) to defend, settle or otherwise dispose of any Claim for which an Indemnitee intends to assert a right to indemnification under this Agreement as contemplated in the preceding sentence if, and for so long as, the indemnifying Party has recognized, in a written notice to the Indemnitee provided within thirty
          (30) days of the written notice of the Claim, its obligation to indemnify the Indemnitee for any Indemnifiable Losses relating to such Claim; provided, however, that if the indemnifying Party assumes control of the defense, settlement or disposition of a Claim, the indemnifying Party shall obtain the written consent of each applicable Indemnitee prior to ceasing to defend, settling or otherwise disposing of the Claim. If the indemnifying Party fails to state in a written notice during such thirty (30) day period its willingness to assume the defense of such a Claim, the applicable Indemnitee(s) shall have the right to defend, settle or otherwise dispose of such Claim, subject to the applicable provisions of Sections 10(a) and (b).

11.  Limitation of Liability.   Each Party hereby waives the
     right to seek, claim or obtain, punitive, incidental, indirect and/or consequential damages (including, but not limited to, loss of revenue or anticipated profits or loss of business) as a result of any dispute, claim, action or proceeding (whether in contract, tort, or otherwise) arising from this Agreement. Seller's maximum liability to Buyer for a breach of its representations or covenants hereunder shall be the Purchase Price.

12. Notices. Any notices required to be given by this Agreement shall be sufficiently given if in writing and sent by overnight courier, registered, certified or first class mail, return receipt requested, or by telefax with confirmation page, addressed as follows (or to such updated address as may be specified in writing in accordance herewith to the other Party from time to time), and such notices shall be deemed delivered upon their actual receipt by the addressee:

     To Buyer:

          EnerTeck Corp.
          10701 Corporation Drive, Suite 150
          Stafford, TX  77477
          Attention: Dwaine Reese
          Facsimile: (281) 240-1828

     With a copy to:

          Katten Muchin Rosenman LLP
          575 Madison Avenue
          New York, New York 10022
          Attention: Elliot Press, Esq.
          Facsimile: (212) 940-6348

     To Seller:

          Econalytic Systems, Inc.
          3450 Penrose Place, Suite 160
          Boulder, CO  80301
          Attention: Jack Kracklauer
          Facsimile: (303) 546-6996

     with a copy to:

          Krendl Krendl Sachnoff & Way, P.C.
          370 Seventeenth Street, Suite 5350
          Denver, CO 80202
          Attention: Lee F. Sachnoff, Esq.
          Facsimile: (303) 629-2606

13.  Miscellaneous.

     (a) This Agreement shall be governed and construed in accordance with the laws of the State of Colorado, without giving effect to the doctrine of conflict of laws. Any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement must be solely and exclusively brought or otherwise commenced in any court of competent jurisdiction in or for either Harris County, Texas, or Boulder County, Colorado.

     (b) Neither Party may assign this Agreement without the prior written consent of the other Party. This Agreement shall be binding upon and inure to the benefit of the Parties' successors and assigns.

     (c) The waiver by either Party of a breach or violation of any provision of this Agreement shall not constitute a waiver of any subsequent or other breach or violation.

     (d) If any provision of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, it shall be modified, if possible, to the minimum extent necessary to make it valid and enforceable or, if such modification is not possible, it shall be stricken and the remaining provisions shall remain in full force and effect.

     (e)  Paragraph headings are for reference only.

     (f) Each of the Parties hereto shall bear their respective direct and indirect expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated hereby, whether or not the transactions contemplated hereby are consummated.

     (g) This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of such counterparts taken together shall constitute one and the same instrument.

     (h) No warranty of Seller contained herein, if any, shall apply to any Additive or Product manufactured by Buyer that is not formulated precisely as specified by the Formulas.

     (i) Buyer and Seller have previously exchanged several documents that discuss matters substantially related to this Agreement, including, without limitation, (a) a Memorandum of Understanding executed on February 4, 2003 by EnerTeck and on February 6, by Econalytic, (b) an e-mail sent on January 24, 2006 titled "Components of RubyCat Technology for acquisition", and (c) a Letter of Intent to Purchase RubyCat, sent by Duane Reese of EnerTeck to Jack Kracklauer dated October 14, 2005 (collectively, the "Prior Term Sheets"). Buyer and Seller acknowledge that all of the Prior Term Sheets, are of no force or effect and do not relate to or control this Agreement in any way, notwithstanding the fact that the Prior Term Sheets discuss matters substantially related to this Agreement.

     (j) This Agreement represents the entire agreement of the Parties in respect of the subject matter hereof and supersedes any and all prior oral or written understandings, memoranda, correspondence or agreements between the Parties; and any representations, warranties or agreements not included herein shall be deemed null and void and of no force and effect.

*    *    *    Signatures to follow      *   *    *

IN WITNESS WHEREOF, the Parties have caused this Asset Purchase
Agreement to be executed on the date first above written.


                    ECONALYTIC SYSTEMS, INC.


                    By:    /s/ Jack Kracklauer
                           Jack Kracklauer, President


                    ENERTECK CORP.


                    By:    /s/ Dwaine Reese
                    Name:  Dwaine Reese
                    Title: Chairman and CEO